Exhibit 12.1

Griffon Corporation

Computation of Ratios of Earnings to Fixed Charges

(unaudited)

(dollars in thousands)

	2013	2014		2015	2016		2017
EARNINGS:
Pre-tax Income	$14,333	$(5,716	)(a)	$53,636	$53,164	(b)	$38,974	(c)
Fixed Charges	63,514	59,836		59,820	62,881		63,979
Amortization of Capitalized Interest	91	150		891	750		587
Total	77,938	54,270		114,347	116,795		103,541
Less:
Interest Capitalized	(983)	(1,093)		(670)	(1,082)		(1,771)
Earnings for Fixed Charge Calc.	$76,955	$53,177		$113,677	$115,713		$101,770

FIXED CHARGES:
Interest Expensed	$46,288	$42,020		$41,191	$43,839		$46,985
Interest Capitalized	983	1,093		670	1,082		1,771
Amortized premiums, discounts & capitalized expenses for debt	6,232	6,427		6,982	7,415		4,604
Interest within Rental Expense (est.)	10,011	10,296		10,977	10,545		10,619
Fixed Charges for Calc.	$63,514	$59,836		$59,820	$62,881		$63,979

Ratio of Earnings to Fixed Charges	1.2	0.9		1.9	1.8		1.6

Amount by which earnings are inadequate to cover fixed charges	0	$(6,659)		0	0		0

(a)	Includes $6,136 of restructuring charges, $3,161 of acquisiiton related costs and $38,890 of costs related to the loss on debt extinguishment.
(b)	Includes $5,900 of costs related to restructuring costs.
(c)	includes $9,617 of acquisition related costs, $5,700 of environmental and warranty reserves and $5,137 of contract settlement charges.